SO 3/17/04

[redacted]

SECURITI 04016301 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIA CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 MADISON AVENUE, 22ND FL
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 161 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerhard P. Mercker (212) 223-7167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CONSTANTIN ASSOCIATES
(Name – *if individual, state last, first, middle name*)

575 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerhard P. Mercker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIA Capital Markets LLC, as of DECEMBER 31ST, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TORRI A. JONES
Notary Public, State of New York
No. 01JO5041154
Qualified in New York County
Commission Expires March 27, 2007

Sworn to before me this 24th day of February 2004

Torri A Jones

Notary Public

G. P. Mercker

Signature

General Securities Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Constantin Associates
Certified Public Accountants

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 161 SECTION

AIA CAPITAL MARKETS LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

PARIS • LONDON • FRANKFURT
MADRID • BRUSSELS • GENEVA
CONSTANTIN GROUP
ROTTERDAM • MONTREAL • MILAN
HONG KONG • BUENOS AIRES
575 MADISON AVENUE, NEW YORK, NY 10022 • TEL: (212) 755-5551 • FAX: (212) 755-6385
constantin-us@constantin.com • http://www.constantin.com

AIA CAPITAL MARKETS LLC

INDEX TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

Constantin Associates

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member of
AIA Capital Markets LLC.
New York, New York

We have audited the accompanying statement of financial condition of AIA Capital Markets LLC as of December 31, 2003 and the related statements of income, changes of member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of AIA Capital Markets LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Constantin Associates

Constantin Associates

New York, New York
February 18, 2004

PARIS • LONDON • FRANKFURT
MADRID • BRUSSELS • GENEVA

CONSTANTIN GROUP

ROTTERDAM • MONTREAL • MILAN
HONG KONG • BUENOS AIRES

575 MADISON AVENUE, NEW YORK, NY 10022 • TEL: (212) 755-5551 • FAX: (212) 755-6385
constantin-us@constantin.com • http://www.constantin.com

AIA CAPITAL MARKETS LLC

BALANCE SHEET
DECEMBER 31, 2003

CONSTANTIN GROUP

Constantin Associates
Certified Public Accountants

AIA CAPITAL MARKETS LLC

BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Current assets	
Cash and cash equivalents	$ 153,714
Prepaid expenses	436
Total current assets	154,150
Other assets	
Fixed assets, net of accumulated depreciation of $6,027 (Note 3)	1,725
Total other assets	1,725
Total assets	$ 155,875

See accompanying notes to financial statements.

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accounts payable	$ 9,874
Accrued expenses	11,026
Total current liabilities	20,900
Total liabilities	20,900
Commitments and contingencies (Note 5)	
Member's equity	134,975
Total liabilities and Member's equity	$ 155,875

MALVINA CAPITAL MARKETS, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

Management fee and commission rebates	
Soft dollar income	$ 52,234
General and administrative expenses (Schedule III)	83,603
Loss from operations	(31,369)
Other income (expense)	
Interest expense, net	(3,275)
Other income	33,599
Total other income	30,324
Net loss	(1,045)
Member's capital - beginning (Note 2)	136,020
Member's capital - ending	$ 134,975

See accompanying notes to financial statements.

AIA CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities	
Net loss	$ (1,045)
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Depreciation	860
(Increase) decrease in	
Accrued income	10,446
Prepaid expense	(435)
Increase (decrease) in	
Accounts payable and accrued expenses	12,509
Net cash provided by operating activities	22,335
Cash flows from investing activities	
Equipment purchases	(799)
Cash flows from financing activities	
Loan repayment	(32,066)
Net decrease in cash and cash equivalents	(10,530)
Cash and cash equivalents at beginning of year	164,244
Cash and cash equivalents at end of year	$ 153,714

See accompanying notes to financial statements and auditor's opinion.

AIA CAPITAL MARKETS LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

Note 1 Summary of Significant Accounting Principles

Nature of Business

AIA Capital Markets LLC (the "Company"), which changed its name from Malvina Capital Markets LLC in August of 2003, was organized as a limited liability company ("LLC") pursuant to the LLC Act of the State of New York on September 3, 1997. The Company's principal place of business is in New York, New York and it is a member of the NASD Inc. ("NASD"). The Company was formed for the purpose of operating as a broker-dealer, as that term is defined in the Securities Exchange Act of 1934, as amended.

Gerhard P. Mercker and William Rapavy, (since December 2003), the Company's designated General Securities Principals, are in charge of the affairs of the Company. The Company is owned 100% by Access International Advisers, Inc. ("the Member"). The Member has contributed to the Company $50,000 in capital and shall maintain such capital levels for the Company as required by applicable laws and regulations.

Income Taxes

An LLC is not itself subject to federal, state or local income taxes. The Member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for federal, state and local income taxes is included in the accompanying financial statements.

Revenue Recognition

The Company recognizes revenue when service is provided.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Member's Capital Accounts

General

A capital account shall be maintained for the Member. The Member's capital account shall be credited with and increased by (i) the value of any capital contributions in the form of cash or property made by Member to the Company, and (ii) such Member's share of the net profits, if any, of the Company. The Member's capital account shall be debited for and decreased by (i) any withdrawals or distributions by or to the Member from the Company, and (ii) such Member's distributive share of any net losses, if any, of the Company.

Allocation of Profits and Losses

All net profits and net losses of the Company and all items of income, gain, deductions or credits of the Company shall be allocated to, or borne by, the Member, as the Member shall decide.

Distributions

Distributions of net cash flow of the Company, if any, less such reasonable reserves as the Member shall determine to be necessary for present operations and/or future contingencies, shall be made at such times and in such amounts as the Member shall determine.

Admission of Additional Members

The Member may, in its sole discretion admit new members at any time, upon such terms as it deems appropriate.

AIA CAPITAL MARKETS LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
(continued)

Note 3 Equipment

Equipment at December 31, 2003 consists of the following:

Computer	$ 7,752
Less: accumulated depreciation	6,027
Equipment, net	$ 1,725

Note 4 Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Note 5 Commitments and contingencies

Service Agreement

The Company has an agreement with the Buchannan Associates, Inc., providing the Company with certain administrative services. The charge for these services is a minimum of $1,500 per month, which is payable in advance. Total fees paid to the Managing Member during the year ended December 31, 2003 was $18,000 and was included in the categories professional fees in the accompanying statement of income.

Outside Services

The Company has an agreement with Transport Drivers, Inc.,(TDI) whereby TDI,acts as a co-employer of a registered person of the Company and the Company agrees to reimburse TDI for certain salary and other payroll expenses. A total amount paid to TDI was $21,645 for the year ended December 31, 2003.

AIA CAPITAL MARKETS LLC

INTERNAL CONTROL STRUCTURE INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2003

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member of
AIA Capital Markets LLC

In planning and performing our audit of the financial statements of AIA Capital Markets LLC (the "Company") For the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Constantin Associates

Constantin Associates

New York, New York
February 18, 2004

Schedule I

AIA CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2003

NET CAPITAL	
Total member's equity	$ 134,975
Add : Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	134,975
DEDUCTIONS AND CHARGES	
Non-allowable assets	
Equipment costs, net	1,725
Prepaid	435
Total Non-allowable assets	2,160
Net capital before haircuts on securities positions	132,815
HAIRCUTS ON SECURITIES POSITIONS (Pursuant to Rule 15c3-1)	-
NET CAPITAL	$ 132,815
AGGREGATED INDEBTNESS (A.I.)	
Accounts payable	$ 9,874
Accrued expenses	11,026
TOTAL AGGREGATED INDEBTNESS	$ 20,900

Schedule I

AIA CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2003
(continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1. Minimum net capital required (6 2/3 % of total A.I.)	$ 1,393
2. Minimum net capital required of broker/dealer	$ 5,000
Net capital requirement (Greater of 1 or 2)	$ 5,000
Excess net capital	127,815
Excess net capital at 1,000% (Net capital - 10% of A.I.)	130,725
Ratio of A.I. to net capital	16%

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II of form X-17A-5 as of December 31,2003)	
Net capital, as reported in the Company's Part II (Unaudited) FOCUS report	$ 134,975
Increase in non-allowable assets	-
Net audit adjustments	-
Net capital per this report	$ 134,975

Schedule II

AIA CAPITAL MARKETS LLC

INFORMATION RELATED TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2003

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

AIA CAPITAL MARKETS LLC

ADDITIONAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2003

Constantin Associates
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Member of
AIA Capital Markets LLC
New York, New York

Our report on our audit of the basic financial statements of AIA Capital Markets LLC, appears on page 2. This audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of general and administrative expenses - Schedule III is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Constantin Associates

Constantin Associates

New York, New York
February 18, 2004

PARIS • LONDON • FRANKFURT
MADRID • BRUSSELS • GENEVA
CONSTANTIN GROUP
ROTTERDAM • MONTREAL • MILAN
HONG KONG • BUENOS AIRES

575 MADISON AVENUE, NEW YORK, NY 10022 • TEL: (212) 755-5551 • FAX: (212) 755-6385
constantin-us@constantin.com • http://www.constantin.com

AIA CAPITAL MARKETS LLC

STATEMENT OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

Amortization and depreciation expense (Note 1)	$ 860
Dues and subscriptions	4,406
Information services	2,451
NASD renewal fees	500
Office supplies	512
Outside services (Note 6)	21,645
Permits and fees	25
Insurance	2,357
Professional fees (Note 6)	50,123
Signage	222
Telephone	402
Other fees	100
Total general and Administrative expenses	$ 83,603